EXHIBIT 99.1

 US GAAP Press Release

Infosys Technologies Limited - Financial Release March 31, 2006

Infosys Technologies (NASDAQ: INFY) Announces Results for the Quarter and Year ended March 31, 2006

Revenues to grow 28% - 30% in fiscal 2007

Reports fiscal 2006 revenues of $ 2.15 billion; YoY growth of 35%

Bangalore , India - April 14, 2006

Highlights

Consolidated results for the quarter ended March 31, 2006

  Fourth quarter revenues at $ 593 million, up 30.0% from the corresponding quarter last fiscal
  Earnings per American Depositary Share (ADS) increased to $ 0.56 from $ 0.47 in the corresponding quarter last fiscal
  Stock dividend to shareholders (including ADS holders) in the ratio of two for one (i.e. one additional ADS for every ADS held) subject to approval of shareholders
  Silver Jubilee special dividend of Rs. 30.00 per ADS (equivalent to $ 0.67 per ADS at the prevailing exchange rate of Rs. 44.48 per US$). Final dividend of Rs. 8.50 per ADS (equivalent to $ 0.19 per ADS at the prevailing exchange rate of Rs. 44.48 per US$). These dividends are payable at the prevailing exchange rate on the payment date and are subject to approval by the shareholders
  38 new clients were added during the quarter. 9 clients contribute more than $ 50 million each in annual revenues
  Gross addition of 5,170 employees (net 3,293) for the quarter and 22,868 employees (net 15,965) for the year
  52,715 employees as on March 31, 2006

Outlook for the quarter ending June 30, 2006 and the fiscal year ending March 31, 2007

  Consolidated revenues expected to be between $ 628 million and $ 633 million for the quarter ending June 30, 2006 (YoY growth of 31.9% - 33.0%) and between $ 2.76 billion and $ 2.80 billion for the fiscal year ending March 31, 2007 (YoY growth of 28.0% - 30.0%)
  Consolidated earnings per ADS expected to be between $ 0.56 and $ 0.57 for the quarter ending June 30, 2006; (YoY growth of 24.4% - 26.7%) and between $ 2.57 to $ 2.61 for the fiscal year ending March 31, 2007; (YoY growth of 26.0% - 27.9%)

Infosys Technologies Limited ("Infosys" or "the company") today announced financial results for its fourth quarter ended March 31, 2006. Revenues for the quarter aggregated $ 593 million, up 30.0% from $ 455 million for the quarter ended March 31, 2005.

"This has been a happy, intense, rewarding and exhilarating journey of 25 years ," said N. R. Narayana Murthy, Chairman and Chief Mentor. "Infosys has created a team of high performers who have consistently demonstrated their ability to build the company of the future."

"It took us 23 years to reach the first billion dollars in revenues while we reached the next billion dollars in 23 months ," said Nandan M. Nilekani, CEO, President and Managing Director. " The global IT services industry is showing signs of stronger growth and Infosys is well poised to take advantage. "

Infosys along with Progeon began a large, long-term business process outsourcing engagement in master data management, customer data integration and product information management for a leading global consumer electronics brand. Infosys commenced a consulting engagement on customer data integration for a leading hi-tech company and developed a scalable, high performance system for a leading software vendor in line with its product licensing and pricing strategy.

In the Banking & Capital Markets area, Infosys is working with a large auto finance major to develop a loans origination platform, which will help the client achieve a high degree of business process configurability for increased customer satisfaction. One of the oldest and largest American private wealth management organizations has engaged Infosys to build a core enterprise data warehouse to gain a unified view of its customers for improved reporting and business intelligence.

Infosys is working with a large private big-box general merchandise retailer in the US, developing and maintaining IT systems for its core functions such as corporate finance and HR, payroll, retail inventory and store operations. In another strategic sourcing initiative, Infosys is partnering with a leading US hardware co-operative with international operations in 70 countries. The long-term IT partnership spans consulting, business application and system integration services and will enable the company to compete more effectively.

Infosys expanded its footprint in Europe, securing new client engagements in a variety of industries. During the quarter, Infosys worked closely with companies in the manufacturing industry including a global provider of specialized products and engineering solutions and a global leader in security inks for banknotes and value documents.

"We have created a robust financial model which has consistently enabled us to meet the challenges of growth and profitability while also meeting our stakeholder expectations," said T. V. Mohandas Pai, Member of the Board and CFO. "Our risk management policies along with our strong financial controls and investments in the business have supported a high quality growth engine."

Senior management changes

Mr. T. V. Mohandas Pai, Member of the Board and CFO, will be giving up his position as CFO from April 30, 2006. Mr. V. Balakrishnan, currently Senior Vice President - Finance and Company Secretary, will take over as CFO from May 1, 2006. Mr. Pai will continue to be a member of the Board and will be responsible for Human Resources Development (HRD), Education & Research (E&R), and Administration.

About the company

Infosys is a leading global technology services firm founded in 1981. Infosys provides end-to-end business solutions that leverage technology for our clients across the entire software life cycle: consulting, design, development, re-engineering, maintenance, system integration, package evaluation and implementation. In addition, Infosys offers software products to the banking industry as well as business process management services through its majority-owned subsidiary, Progeon. For more information, contact V. Balakrishnan at +91 (80) 2852 0440 in India or visit us on the World Wide Web at www.infosys.com.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended - which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segme nt concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we have made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry.

Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2005, our reports on Form 6-K for the quarterly periods ended June 30, 2005, September 30, 2005 and December 31 2005. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statements that may be made from time to time by or on our behalf.

Contact

Investor Relations	V. Balakrishnan, India +91 (80) 2852-0440 balakv@infosys.com	Sandeep Mahindroo, India +91 (80) 5116-7759 sandeep_mahindroo@infosys.com

Media Relations	Bani Paintal Dhawan , India +91 (80) 2852 2408 Bani_Dhawan@infosys.com	Peter Mclaughlin, USA +1 (213) 268-9363 Peter_Mclaughlin@infosys.com

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Balance Sheets

(Dollars in millions)
	As of
	March 31, 2005	March 31, 2006
ASSETS
Current Assets
Cash and cash equivalents	$ 410	$ 889
Investments in liquid mutual fund units	278	170
Trade accounts receivable, net of allowances	303	361
Unbilled revenue	32	48
Prepaid expenses and other current assets	35	40
Deferred tax assets	2	1
Total current assets	1,060	1,509
Property, plant and equipment, net	352	491
Goodwill	8	8
Deferred tax assets	8	13
Advance income taxes	-	18
Other assets	26	27
Total Assets	$ 1,454	$ 2,066

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable	$ 1	$ 3
Income taxes payable	23	-
Client deposits	7	2
Unearned revenue	20	44
Other accrued liabilities	124	160
Total current liabilities	175	209
Non-current liabilities
Preferred stock of subsidiary	21	-
Other non-current liabilities	5	5
Minority Interests	-	15
Stockholders' Equity
Common stock, $0.16 par value 300,000,000 equity shares authorized, Issued and outstanding - 270,570,549 and 275,554,980 equity shares as of March 31, 2005 and March 31, 2006 respectively	31	31
Additional paid-in capital	266	410
Accumulated other comprehensive income	33	9
Retained earnings	923	1,387
Total stockholders' equity	1,253	1,837
Total Liabilities and Stockholders' Equity	$ 1,454	$ 2,066

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Income

(Dollars in millions except share and per share data)
	Three months ended March 31,		Year ended March 31,
	2005	2006	2005	2006
Revenues	$ 455	$ 593	$ 1,592	$ 2,152
Cost of revenues	262	354	904	1,244
Gross profit	193	239	688	908
Operating expenses:
Selling and marketing expenses	27	34	103	136
General and administrative expenses	36	49	127	173
Amortization of intangible assets	1	-	2	-
Total operating expenses	64	83	232	309
Operating income	129	156	456	599
Gain on sale of long term investment	11	-	11	-
Other income, net	7	16	24	31
Income before income taxes and minority interest	147	172	491	630
Provision for income taxes	20	18	72	70
Income before minority interest	$ 127	$ 154	$ 419	$ 560
Minority interest	-	2	-	5
Net income	$ 127	$ 152	$ 419	$ 555
Earnings per equity share
Basic	$ 0.47	$ 0.56	$ 1.57	$ 2.04
Diluted	$ 0.46	$ 0.54	$ 1.52	$ 1.99
Weighted average equity shares used in computing earnings per equity share
Basic	268,680,832	273,693,107	266,901,033	271,580,111
Diluted	276,615,768	280,632,430	273,590,413	278,983,893